RESOLVED that the Bye-laws of the Company be amended as follows:
(i)	In Bye-law 1(1), by deleting paragraph (d), paragraph (e) and paragraph (hh);

(ii)	In Bye-law 10, by deleting the struck-through text as follows (it being recognized that the current Bye-law 10(3) is proposed to be further amended by separate resolution):

(3)	Restrictions on repurchases

If the Company purchases shares pursuant to this Bye-law 10, it shall do only in a manner it believes would not result, upon consummation of such purchase, in  ~~(i)~~  the number of total Controlled Shares of any Person  ~~other than an AIG Person,~~  as a percentage of the shares of the Company, increasing to ten percent (10%) or any higher percentage  ~~or (ii) an AIG Person becoming or continuing to be a United States 25% Shareholder, in each case (i) and (ii)~~  on an Unadjusted Basis.

(iii)	In Bye-law 53(2) by deleting the struck-through text as follows:

“(2) Notwithstanding the foregoing provisions of this Bye-law, the Company shall not issue any shares in a manner that the Board believes would cause, by reason of such issuance,  ~~(i)~~  the total Controlled Shares of any Person  ~~other than an AIG Person~~  to equal or exceed ten percent (10%) of the shares of the Company  ~~or (ii) an AIG Person to become or continue to be a United States 25% Shareholder, in each case (i) and (ii)~~  on an Unadjusted Basis  ~~; PROVIDED, however, that, paragraph (ii) of this Bye-law 53(2) notwithstanding, the Company may issue shares in a manner and amount that would cause an AIG Person to become or continue to be a United States 25% Shareholder upon the exercise of the AIG Option, in part or in full, in accordance with its terms~~  .”

(iv)	In Bye-law 63(2) by deleting the struck-through text as follows:

“(2) The Directors shall decline to register a transfer of shares if the Directors have reason to believe that the effect of such transfer would be  ~~(i)~~  to increase the number of total Controlled Shares of any Person  ~~other than an AIG Person~~  to ten percent (10%) or any higher percentage of the shares of the Company  ~~or (ii)   that an AIG Person would become or continue to be a United States 25% Shareholder, in each case (i) and (ii)~~  on an Unadjusted Basis.”
RESOLVED that the Bye-laws of the Company be amended as follows:
Repurchases and Treasury Shares
(i)	In Bye-law 1(1), by inserting the following definitions in alphabetical order and re-lettering the paragraphs accordingly:

“repurchase” in relation to shares of the Company includes the purchase by the Company of its own shares, the redemption by the Company of its own shares and the acquisition by the Company of Treasury Shares;

“Treasury Share” means a share of the Company that was or is treated as having been acquired and held by the Company and has been held continuously by the Company since it was so acquired and has not been cancelled;

(ii)	In Bye-law 10, by inserting the underlined text and deleting the struck-through text as follows (it being recognized that the current Bye-law 10(3) is proposed to be further amended by separate resolution):
10.     Power to repurchase shares of the Company
          (1) Power to Repurchase Shares of the Company
          The Company may repurchase its own shares in accordance with the Act on such terms as the Board shall think fit.
          (~~1~~2) Exercise of Power to Repurchase Shares of the Company
The Board may exercise all the powers of the Company to repurchase all or any part of its own shares pursuant to Sections 42, ~~and~~ 42A and 42B of the Act or to discontinue the Company to a named country or jurisdiction outside Bermuda pursuant to Section 132G of the Act.
          ~~(2~~3) Unilateral Repurchase Right
Subject to Sections 42A and 42B of the Act, if the Board in its absolute and unfettered discretion, on behalf of the Company, determines that share ownership by any Member may result in adverse tax, regulatory or legal consequences to the Company, any of its subsidiaries or any of the Members, the Company will have the option, but not the obligation, to repurchase all or part of the shares held by such Member (to the extent the Board, in the reasonable exercise of its discretion, determines it is necessary to avoid or cure such adverse consequences) for immediately available funds in an amount equal to the Fair Market Value of such shares on the date the Company sends the Repurchase Notice referred to below (the “Repurchase Price”); provided, that the Board will use its best efforts to exercise this option equally among similarly situated Members (to the extent possible under the circumstances). In that event, the Company will also be entitled to assign its repurchase right to a third party or parties including the other Members, with the consent of such assignee. Each Member shall be bound by the determination by the Company to repurchase or assign its right to repurchase such Member’s shares and, if so required by the Company, shall sell the number of shares that the Company requires it to sell.

In the event that the Company or its assignee(s) determines to repurchase any such shares, the Company shall provide each Member concerned with written notice of such determination (a “Repurchase Notice”) at least seven (7) calendar days prior to such repurchase or such shorter period as each such Member may authorize, specifying the date on which any such shares are to be repurchased and the Repurchase Price. The Company may revoke the Repurchase Notice at any time before it (or its assignee(s)) pays for the shares. Neither the Company nor its assignee(s) shall be obliged to give general notice to the Members of any intention to repurchase or the conclusion of any repurchase of shares. Payment of the Repurchase Price by the Company or its assignee(s) shall be by wire transfer and made at a closing to be held no less than seven (7) calendar days after receipt of the Repurchase Notice by the Member.

        (~~3~~4) Restrictions on repurchases
If the Company ~~redeems or~~ repurchases shares pursuant to this Bye-law 10, it shall do so only in a manner it believes would not result, upon consummation of such ~~redemption or~~ repurchase, in (i) the number of total Controlled Shares of any Person other than an AIG Person, as a percentage of the shares of the Company, increasing to ten percent (10%) or any higher percentage or (ii) an AIG Person becoming or continuing to be a United States 25% Shareholder, in each case (i) and (ii) on an Unadjusted Basis.

(iii)	By adding the following as a new Bye-law 51(4):

“(4) All the rights attaching to a Treasury Share shall be suspended and shall not be exercised by the Company while it holds such Treasury Share and, except where required by the Act, all Treasury Shares shall be excluded from the calculation of any percentage or fraction of the share capital, or shares, of the Company (including, without limitation, the calculation of the quorum and majority vote required to approve an amalgamation).”
Transfer Without Written Instrument
(i)	By adding the following as a new Bye-law 62(3):

“(3) Shares may be transferred without a written instrument if transferred by an Appointed Agent or otherwise in accordance with the Act.”
Deemed Notice
(i) In Bye-law 84, by renumbering the existing provision as Bye-law 84(1) and by inserting the following as a new Bye-law 84(2):
“(2) Notwithstanding Bye-law 84(1), notice shall be deemed to have been served ten (10) days after the date on which it is deposited, with postage prepaid, in the mail of any member state of the European Union, the United States, or Bermuda.”

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